UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Subject Company)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Persons Filing Statement)

Ordinary Common Stock, par value $0.001 per share

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

Dennis M. Hanson

Chief Financial Officer and General Counsel

Steinway Musical Instruments, Inc.

800 South Street, Suite 305

Waltham, Massachusetts 02453

(781) 894-9770

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

John T. Gaffney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-2626

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Steinway Musical Instruments, Inc., a Delaware corporation (“Steinway” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 800 South Street, Suite 305, Waltham, Massachusetts 02453. The telephone number of the Company’s principal executive office is (781) 894-9770.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s ordinary common stock, par value $0.001 per share (the “Company Common Stock”). As of June 30, 2013, there were 12,477,114 shares of Company Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

Steinway, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of the Company are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by KSTW Holdings, Inc., a Delaware corporation (“Parent”), through its wholly owned subsidiary KSTW Acquisition, Inc., a Delaware corporation (“Acquisition Sub”), to purchase all of the outstanding shares of Company Common Stock, at a purchase price of $35.00 per share (the “Offer Price”), net to the seller in cash without any interest and subject to any applicable withholding tax. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 15, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), as required by the Agreement and Plan of Merger, dated as of June 30, 2013, by and among Parent, Acquisition Sub and the Company (the “Merger Agreement”).

The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Acquisition Sub with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated by reference herein. Acquisition Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on July 15, 2013. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is scheduled to expire at 11:59 p.m., New York City time, on Wednesday, August 21, 2013, unless the Offer is extended pursuant to the Merger Agreement or as required by applicable law.

Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or waiver of the conditions set forth therein, and in accordance with the Delaware General Corporation Law (“DGCL”), Acquisition Sub will merge with and into the Company (the “Merger”), and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”). At the time that the Merger becomes effective (the “Effective Time”), each issued and outstanding share of Company Common Stock (except for shares held by stockholders who exercise their appraisal rights under Delaware law) will be canceled and converted into the right to receive the Offer Price (other than shares held by the Company as treasury stock, held by a wholly owned subsidiary of the Company or held by Parent or Acquisition Sub, which will be canceled without consideration).

The closing of the Offer is subject to the satisfaction or waiver of certain customary closing conditions, including, but not limited to, (i) the valid tender of the number of shares that would represent at least a majority of the outstanding shares of Company Common Stock; (ii) Parent’s receipt of the proceeds of the debt financing; (iii) the Rights Agreement (as defined below) shall have no force or effect with respect to the Offer and the Merger; (iv) the expiration or early termination of the waiting period applicable to the Offer or the consummation of the Merger under the HSR Act (as defined below); (v) the receipt of approvals or clearances required under applicable German antitrust laws; (vi) the absence of certain legal impediments to the Offer or the consummation of the Merger; and (vii) the absence of any change, event or occurrence that has had or would reasonably be expected to have a material adverse effect on the Company. Acquisition Sub has been granted a Top-Up Option (as defined below) to acquire from the Company enough shares to bring Acquisition Sub to a 90% ownership level of Company Common Stock, allowing for a short-form merger pursuant to applicable provisions of the DGCL, which will not require the consent of the Company’s stockholders.

During the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m., New York City time, on August 14, 2013 (the “Go-Shop Period”), the Company has the right to directly or indirectly initiate, solicit or encourage any Competing Proposals (as defined in the Merger Agreement) and waive standstill provisions to enable Competing Proposals to acquire the entire Company to be submitted to the Company. At the end of the Go-Shop Period, the Company must cease any existing solicitation, encouragement, discussion or negotiation with any third parties but may continue to receive proposals and engage in discussions and activities with third parties that made a Competing Proposal during the Go-Shop Period that the board of directors of the Company (the “Company Board”) believes in good faith is, or could reasonably be expected to result in, a Superior Proposal (as defined in the Merger Agreement).

The Merger Agreement contains certain termination rights for the Company and Parent. Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Parent a termination fee. If payment of a termination fee is due to Parent, the amount of the termination fee will be $13.35 million, which will be reduced to $6.675 million if the Company terminates the Merger Agreement in connection with a Competing Proposal from a third party that submits a Competing Proposal during the Go-Shop Period and that did not submit an indication of interest to the Company in response to the Company’s process letter dated June 3, 2013. The Company will be required to reimburse third-party expenses incurred by Parent in connection with the Merger Agreement in an amount not to exceed $2.0 million in the event that the Merger Agreement is terminated under certain circumstances. The Merger Agreement also provides that Parent will be required to pay the Company a reverse termination fee of $31.15 million under certain circumstances specified in the Merger Agreement. Kohlberg Investors VII, L.P. (the “Investor”) has provided the Company with a limited guaranty (the “Limited Guaranty”) in favor of the Company guaranteeing the payment of the reverse termination fee if such amount becomes payable under the Merger Agreement.

In addition to the foregoing termination rights, either party may terminate the Merger Agreement if the Merger is not consummated before October 28, 2013.

This summary of the Merger Agreement does not, and any other summary of any provisions of the Merger Agreement contained herein do not, purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements.”

As set forth in the Schedule TO, the principal executive offices of Parent and Acquisition Sub are 111 Radio Circle, Mount Kisco, New York 10549.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at www.steinwaymusical.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, to the knowledge of the Company, there are no material agreements or arrangements, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(a) any of its executive officers, directors or affiliates, or (b) Parent, Acquisition Sub or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Interests of Certain Persons

The Company’s executive officers and the members of the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to the interests of the Company’s stockholders generally, and are described below in this section. The Company Board was aware of those interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own shares of Company Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 30, 2013, the directors and executive officers of the Company beneficially owned, in the aggregate, 5,468,569 shares of Company Common Stock, which for purposes of this subsection excludes any shares issuable upon exercise of stock options held by such individuals. If the directors and executive officers were to tender all of such shares pursuant to the Offer and those shares were accepted for purchase and purchased by Acquisition Sub, the directors and executive officers would receive an aggregate of $191,399,915 in cash, without interest, less any required withholding taxes. For a description of the treatment of stock options held by the directors and executive officers of the Company, see below under the heading “Treatment of Company Stock Options.”

The following table sets forth, as of June 30, 2013, the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding shares if such individual were to tender all of his or her outstanding shares pursuant to the Offer and those shares were accepted for purchase and purchased by Acquisition Sub.

Name	Shares		Consideration Payable in Respect of Shares
Edward Kim	—		—
Jong Sup Kim	4,013,254		$140,463,890
Joon W. Kim	—		—
Kyle R. Kirkland	3,131	(1)	$109,585
Thomas Kurrer	32,601		$1,141,035
Don Kwon	—		—
David Lockwood	1,191,251		$41,693,785
Dana D. Messina	147,571	(1)	$5,164,985
John M. Stoner, Jr.	16,892		$591,220
Michael T. Sweeney	—		—
Gregory S. Wood	500		$17,500
Dennis M. Hanson	58,900		$2,061,500
Ronald Losby	5,600		$196,000

(1)	Includes 1,131 shares of Company Common Stock owned by Kirkland Messina, Inc. which may be deemed to be beneficially owned by both Mr. Kirkland and Mr. Messina.

Treatment of Company Stock Options

Pursuant to the Merger Agreement, as of the Effective Time, each option to purchase shares of Company Common Stock (an “Option”) granted under any of the Company’s Amended and Restated 1996 Stock Plan and the Company’s 2006 Stock Compensation Plan that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) will be canceled and converted into the right of the holder to receive at the Effective Time an amount in cash equal to the product of (i) the number of shares subject to such Option immediately prior to the Effective Time and (ii) the excess, if any, of the Offer Price over the exercise price per share of Company Common Stock subject to such Option, less any required withholding taxes. As a result, as of the Effective Time, all Options will automatically cease to be outstanding and each holder of an Option will cease to have any rights other than the right to receive the Option cash payment.

The following table sets forth, as of June 30, 2013, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his outstanding Options at the Effective Time pursuant to the Merger Agreement.

Name	Number of Shares Subject to Options	Exercise Price per Share	Consideration Payable in Respect of Company Stock Options
Dennis M. Hanson	10,000	$22.67	$123,300
	8,300	32.03	24,651
	25,000	26.99	200,250

Total	43,300		$348,201

Kyle R. Kirkland	10,000	$22.67	$123,300
	8,300	32.03	24,651
	30,000	26.99	240,300
	40,000	11.20	952,000

Total	88,300		$1,340,251

Thomas Kurrer	10,000	$32.03	$29,700
	10,000	28.90	61,000
	5,000	26.99	40,050
	40,000	11.20	952,000

Total	65,000		$1,082,750

Ronald Losby	800	$22.67	$9,864
	6,000	32.03	17,820
	10,000	28.90	61,000
	5,000	26.99	40,050
	20,000	11.20	476,000

Total	41,800		$604,734

Dana D. Messina	30,000	$22.67	$369,900
	10,400	32.03	30,888
	30,000	26.99	240,300
	60,000	11.20	1,428,000

Total	130,400		$2,069,088

John M. Stoner, Jr.	12,000	$22.67	$147,960
	8,500	32.03	25,245
	10,000	26.99	80,100
	20,000	11.20	476,000

Total	50,500		$729,305

Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all actions reasonably necessary to cause the Merger, including the disposition of shares by each individual who is a director or executive officer of the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Change of Control

The Company has entered into employment agreements with certain executive officers with change of control provisions, the terms of which are substantially similar. The Company entered into these agreements in order to provide stability to its key management if the Company experiences a change in control.

Pursuant to the employment agreement with Mr. Michael T. Sweeney, if the Company terminates Mr. Sweeney without cause or does not renew his agreement or Mr. Sweeney terminates his employment for good reason, the Company shall pay Mr. Sweeney a lump sum cash amount equal to the sum of his then-current base salary plus 100% of the target bonus. If Mr. Sweeney voluntarily terminates his employment within 90 days following the occurrence of a Change in Control (as defined in Mr. Sweeney’s employment agreement), the Company shall pay Mr. Sweeney a lump sum cash amount equal to the sum of his then-current base salary plus 100% of the target bonus six months after the date of termination.

Pursuant to the employment agreement with Mr. John Stoner, Jr., if Conn-Selmer, Inc. terminates Mr. Stoner within twelve months after there is a Change in Control (as defined in Mr. Stoner’s employment agreement) of Conn-Selmer, Inc. and Mr. Stoner is not a member of the group acquiring the stock or assets of Conn-Selmer, Inc. upon such Change in Control, Mr. Stoner shall receive a lump sum equal to twice his latest annual salary plus bonus six months after the date of termination.

Pursuant to the employment agreement with Mr. Ronald Losby, if, within twelve months of a Change in Control (as defined in Mr. Losby’s employment agreement), Steinway, Inc. terminates Mr. Losby without cause or does not renew his agreement or Mr. Losby terminates his employment for good reason, Steinway, Inc. shall pay Mr. Losby a lump sum equal to two times his latest annual salary plus bonus six months after the date of termination.

Indemnification and Insurance

Consistent with Section 102(b)(7) of the DGCL, the Company’s Restated Certificate of Incorporation dated August 21, 1996 (the “Certificate”) provides that, to the fullest extent authorized by law, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

In addition, the Certificate provides that the Company shall to the fullest extent authorized by law, indemnify any person or advance costs of defense to any person who is or was a director, officer, employee or agent of the Company or other persons whom the Company is authorized to indemnify by law (hereinafter an “Indemnitee”) who is made, or threatened to be made, a party to an action, suit or proceeding arising out of or related to their status as such or their acts, omissions or services rendered in such capacities. The Company has entered into indemnification agreements with most of the Company’s directors and executive officers under which the Company has agreed to indemnify such persons against all direct and indirect costs of any type or nature whatsoever (including attorneys’ fees) incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. These persons are indemnified to the fullest extent now or hereafter permitted by the DGCL.

The Company’s Amended and Restated Bylaws dated September 25, 2011 (the “Bylaws”) provide the right to be paid by the Company the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses pursuant to the Certificate or otherwise.

The DGCL provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The DGCL also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Company has a standard policy of directors’ and officers’ liability insurance covering directors and officers of the Company and its subsidiaries with respect to liabilities incurred as a result of their service in such capacities.

The Merger Agreement provides that, from the Effective Time through the sixth anniversary of the Effective Time, the Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and limitation of liabilities of the current or former directors and officers of the Company and its subsidiaries and advancement of expenses than are set forth in the date of Merger Agreement in the Certificate and the Bylaws to the extent permitted by applicable law.

The Merger Agreement provides that the Company shall, or Parent shall, cause the Surviving Corporation to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable in all material respects than the coverage provided under the Company’s existing policies. If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Corporation shall maintain in effect, for a period of at least six years from and after the Effective Time, the Company’s currently existing D&O Insurance, with terms and conditions that are at least as favorable to the insureds in the aggregate as the Company’s current policies, or (ii) Parent shall provide comparable D&O Insurance, for a six-year period, with terms and conditions that are no less favorable than the existing policies. In accordance with the Merger Agreement, Parent or the Surviving Corporation will not be required to pay any annual premium for the D&O Insurance or any substitutes with respect thereto in excess of 250% of the current annual premium; and, if the annual premiums of such coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

The foregoing summary of the indemnification of officers and directors and directors’ and officers’ liability insurance pursuant to the Merger Agreement, the Certificate and the Bylaws does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Certificate and the Bylaws (as applicable).

Subscription Agreement

The Company entered into a Subscription Agreement dated November 5, 2009, as amended by Amendment No.1 to Subscription Agreement dated February 20, 2013 (the “Subscription Agreement”), with Samick Musical

Instruments Co., Ltd. (“Samick”), for a private placement of 1.7 million shares of its Company Common Stock at a price of $16 per share. Samick was also granted the right to purchase, by March 31, 2010, an additional 1.7 million shares of Company Common Stock at an exercise price of $16 per share. If Samick tenders its shares for purchase pursuant to the Offer, it will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. No support agreements were entered into between Samick (or any of its affiliates) and Acquisition Sub (or any of its affiliates). As of June 30, 2013, Samick and its affiliates beneficially owned, in the aggregate, 4,013,254 shares of Company Common Stock. If Samick were to tender all of such shares pursuant to the Offer and those shares were accepted for purchase and purchased by Acquisition Sub, Samick would receive an aggregate of $140,463,890 in cash, less any required withholding taxes. Mr. J.S. Kim is the Chairman of the Board of Samick and Chairman of Samick’s subsidiaries. Mr. J.S. Kim disclaims beneficial ownership of Company Common Stock except to the extent of his pecuniary interest therein.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement and Amendment No.1 to Subscription Agreement, copies of which are filed as Exhibits (e)(19) and (e)(20) to this Schedule 14D-9 and are incorporated herein by reference.

Arrangements with Parent, Acquisition Sub or their Affiliates.

The following is a discussion of all known material agreements, understandings and actual or potential conflicts of interest between the Company and Parent, Acquisition Sub or their affiliates relating to the Offer.

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer, the Merger and the related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1)(A) to this Schedule 14D-9, are incorporated in this Schedule 14D-9 by reference. Such summary and descriptions are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Company stockholders with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the representations, warranties and covenants set forth in the Merger Agreement were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement, including information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Merger Agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of a specific date and are modified in important part by the underlying disclosure schedules. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Parent’s public disclosures.

Limited Guaranty

On June 30, 2013, concurrently and in connection with the execution of the Merger Agreement, the fund sponsor of Parent, the Investor, provided the Limited Guaranty. Pursuant to the Limited Guaranty, as an inducement to the Company to enter into the Merger Agreement, the Investor agreed to irrevocably and unconditionally guarantee the payment obligations of the Acquisition Sub and the Parent under certain sections of the Merger Agreement; provided, however, that in no event is the aggregate liability of the Investor under the

Limited Guaranty to exceed $31.15 million. The obligations of the Investor under the Limited Guaranty are subject to certain customary conditions as set forth more fully therein. This summary is qualified in its entirety by reference to the Limited Guaranty, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Debt Commitment Letters

In connection with the Merger Agreement, Acquisition Sub received a debt commitment letter dated July 15, 2013 from MIHI LLC, Macquarie Capital (USA) Inc., Credit Suisse Securities (USA) LLC and Credit Suisse AG (the “Term Facilities Commitment Letter”) and a debt commitment letter dated June 30, 2013 from General Electric Capital Corporation (the “GE Capital Commitment Letter” and, together with the Term Facilities Commitment Letter, the “Debt Commitment Letters”). The Debt Commitment Letters provide an aggregate of $325 million in debt financing to Acquisition Sub (the “Debt Financing”), consisting of a $175 million first lien term loan facility, a $75 million second lien term loan facility and a $75 million senior secured revolving credit facility (i) to fund transaction expenses, (ii) to fund any original issue discount or upfront fees with respect to the Debt Financing and (iii) for working capital needs.

Pursuant to the Merger Agreement, Acquisition Sub has agreed to use its reasonable best efforts to cause the lenders to fund the Debt Financing into escrow at least five days prior to the end of the Offer period, or no later than August 14, 2013, with the release of such escrowed funds to be subject only to the satisfaction of certain conditions set forth in the Merger Agreement.

This summary is qualified in its entirety by reference to the Debt Commitment Letters, copies of which are filed as Exhibits (e)(3) and (e)(4) hereto and are incorporated herein by reference.

Equity Commitment Letter

Concurrently and in connection with the Merger Agreement, the Investor entered into an Equity Commitment Letter (the “Equity Commitment Letter”), dated as of June 30, 2013, with the Parent. Pursuant to the Equity Commitment Letter, as an inducement to the Company to enter into the Merger Agreement, the Investor has provided an equity commitment of up to $175 million to be used by Parent for the Offer, the Merger, the Top-Up Option and the other transactions (including payment of the Offer Price pursuant to the Merger Agreement and fees and expenses related to the transactions) and for no other purpose. The obligations of the Investor under the Equity Commitment Letter are subject to certain customary conditions as set forth more fully therein.

This summary is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Confidentiality Agreement

The Company and Kohlberg Management VII, L.P. (“Kohlberg Management”) are parties to a confidentiality letter, dated as of May 9, 2013 (the “Confidentiality Agreement”), pursuant to which Kohlberg Management agreed to keep confidential and not to disclose confidential information of the Company and its affiliates and subsidiaries delivered or made available to Kohlberg Management, its affiliates or any of Kohlberg Management’s or its affiliates’ officers, directors, employees and agents, representatives and advisors, in connection with the consideration by Kohlberg Management of a possible transaction with the Company, except in accordance with the terms of the Confidentiality Agreement. Kohlberg Management agreed, subject to certain exceptions, that it would not, for a period of twenty-four months after the date of the Confidentiality Agreement, directly or indirectly, solicit for employment or employ any officer or employee of the Company or any of its “significant subsidiaries” (as such term is used in Rule 1-02(w) of Regulation S-X). Kohlberg Management also agreed that, unless specifically invited in writing by the Company, it would not (i) seek to acquire or obtain any economic interest in, any right to direct the voting or disposition of, or any other right with respect to, any securities of the Company or any of its affiliates; (ii) seek to effect any tender or exchange offer, merger, consolidation, business combination or acquisition or disposition of assets of the Company or its affiliates; (iii) seek to effect any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its affiliates; (iv) seek to effect any “solicitation” or “proxies” to vote (as such terms are used in Regulation 14A of the Exchange Act), or to become a “participant” in any “election contest” (as such terms are defined in Rule 14a-11 of the Exchange Act); (v) form, join or in any way participate in a group with respect to the shares of Company Common Stock; (vi) otherwise act, alone or in concert with others, to seek to control or influence the management, the Company Board or policies of the Company or to obtain representation on the Company Board; (vii) take any action which might result in the Company being obligated to make a public announcement regarding any of these matters; (viii) enter into any discussions or arrangements with any third party with respect to any of the foregoing; or (ix) disclose any intention, plan or arrangement regarding any of these matters.

This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on June 30, 2013, after careful consideration of relevant factors, including a review of the Offer and the Merger with the assistance of the Company’s management and legal and financial advisors, the disinterested directors (all of the directors except for Mr. J.S. Kim and Mr. Messina, as discussed below in this paragraph) of the Company Board (i) unanimously resolved that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) unanimously resolved that the price per share to be paid to the Company’s stockholders in the Offer and the Merger is fair to, and in the best interests of, the stockholders, (iii) unanimously authorized and adopted the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) unanimously recommended that the Company’s stockholders accept the Offer, tender their shares of Company Common Stock and, to the extent that any such holders do not tender their shares in the Offer and to the extent required by applicable law, vote to adopt the Merger Agreement. Two directors, Mr. J.S. Kim and Mr. Messina, did not participate in the Company Board action regarding this recommendation by virtue of their respective relationships with potential bidders for the Company.

Accordingly, and for other reasons described in more detail under “BACKGROUND OF THE TRANSACTION” AND “REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD,” the disinterested members of the Company Board unanimously recommend that you accept the Offer, tender your shares pursuant to the Offer and, if necessary, approve and adopt the Merger Agreement. Two directors, Mr. J.S. Kim and Mr. Dana Messina, did not participate in the Company Board action regarding this recommendation by virtue of their respective relationships with potential bidders for the Company.

A copy of a joint press release of the Company and Kohlberg & Company, L.L.C., dated July 1, 2013, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Transaction.

On June 24, 2011, certain members of our management, including then-Chairman of the Company Board and Company Board member Kyle Kirkland, then-Chief Executive Officer and Company Board member Dana Messina, and John Stoner, President of our Conn-Selmer subsidiary and member of the Company Board

(Mr. Messina and Mr. Stoner, with Mr. Kirkland participating from time to time, the “Management Bidders”), made a proposal to acquire our band instrument business and online music division (together, the “Band Instrument Business”) for a total purchase price ranging from between $70 and $90 million (the “Initial Band Proposal”). The Initial Band Proposal was a preliminary indication of interest and did not include detailed transaction terms or financing details.

In response to the Initial Band Proposal, on July 1, 2011, the Company Board held a meeting at which the directors, excluding Messrs. Kirkland, Messina and Stoner, resolved to form a special committee to evaluate the Initial Band Proposal and other potential strategic alternatives for the Company. The special committee consisted of directors David J. Lockwood, Michael Sweeney (who at that point was not our Chief Executive Officer) and J.S. Kim, and was authorized to engage both legal and financial advisors. The special committee subsequently engaged Allen & Company LLC (“Allen & Co.”) as its financial advisor given, among other things, Allen & Co.’s reputation and knowledge of the industry, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”) as its legal advisor, to advise the special committee in connection with the Initial Band Proposal and the Company’s strategic review process generally. The special committee chose Skadden Arps because of its reputation and expertise in the area of strategic review processes, as well as mergers and acquisitions.

On July 5, 2011, we issued a press release announcing Mr. Kirkland’s resignation as Chairman of the Company Board, the appointment of Michael Sweeney as the new Chairman of the Company Board and that the Company had formed a special committee to consider the Initial Band Proposal and other potential strategic alternatives for the Company.

Over the course of the next several months, in accordance with the special committee’s directives, Allen & Co. contacted 16 parties, including potential strategic buyers and private equity buyers, to solicit interest in acquiring our Band Instrument Business. The strategic parties contacted consisted of parties in the musical instruments sector that were believed to have the financial resources to engage in a potential strategic transaction, and the private equity buyers contacted consisted of entities believed to have potential interest in and/or experience with the musical instruments sector as well as the financial resources to engage in a potential transaction. During this same period, the special committee, with Skadden Arps’s assistance, engaged with the Management Bidders on the terms of a potential sale of the Band Instrument Business to them.

On October 6, 2011, representatives of Party A, one of the strategic parties contacted in connection with the possible acquisition of the Band Instrument Business, sent a preliminary non-binding indication of interest regarding a potential strategic transaction to acquire all of the outstanding Company Common Stock for $27.00 per share, with 55% of the total consideration payable in cash and the balance of such consideration payable in equity in the entity resulting from the transaction. Party A’s proposal indicated that it had been formulated with the assistance of Mr. Messina who it was contemplated would be active in the management of the entity resulting from the transaction. The special committee, with the assistance of Allen & Co. and Skadden Arps, evaluated Party A’s proposal and requested that Allen & Co. contact Party A and its advisors to obtain more details regarding the proposal. On October 5, 2011, the closing price of Company Common Stock was $23.98 per share.

Effective October 24, 2011, the Company issued a press release announcing that Mr. Messina had stepped down as our President and Chief Executive Officer given his involvement in developing several of the strategic alternatives that the Company was considering, and that Michael Sweeney, the then-Chairman of the Company Board, had been appointed as interim Chief Executive Officer.

On December 8, 2011, the Company Board held a meeting at which the special committee and representatives of Allen & Co. updated the Company Board on the status of discussions with Party A and the proposed process for the potential sale of the Band Instrument Business. The special committee reported that it had made little progress in gaining access to information concerning Party A that would allow the special committee to assess the value of the equity component of the consideration that had been proposed and that, based on the information then available to the special committee, it believed that Party A’s proposal as structured was not in the best interest of the Company’s stockholders. At the meeting, Mr. J.S. Kim, a member of the Company Board and the Chairman of Samick, which at that time had beneficial ownership of approximately 33% of the outstanding shares of Company Common Stock, stated that Samick might have an interest in making an offer to acquire the Band Instrument Business conditioned on the Company Board inviting Samick to do so. Mr. J.S. Kim is Samick’s sole representative on the Company Board. In connection with Samick’s acquisition of an approximately 31% equity interest in the Company in a November 2009 private placement, we entered into the Subscription Agreement with Samick (see the section entitled “Subscription Agreement” beginning on page 6), which, among other provisions, limits Samick’s ability to acquire additional equity interests in the Company beyond a specified level, and prohibits Samick from making a proposal to engage in a transaction with the Company without the consent of the members of the Company Board who are independent of Samick. In response to Mr. J.S. Kim’s discussion of Samick’s possible interest in acquiring the Band Instrument Business, the disinterested members of the Company Board decided that it was in the best interest of the Company’s stockholders to permit Samick to make a confidential proposal to acquire the Band Instrument Business and to negotiate a non-disclosure agreement with us. The disinterested members of the Company Board also approved Mr. Edward Kim (no familial relation to Mr. J.S. Kim) replacing Mr. J.S. Kim on the special committee.

On January 20, 2012, following a series of negotiations and meetings of the special committee and Company Board (during which the Company’s outside counsel, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), reviewed the Company Board’s fiduciary duties in connection with the consideration of a proposed transaction, as it or Skadden Arps did at similar subsequent meetings of the Company Board and special committee from time to time), we announced that we had reached an agreement in principle to sell the Band Instrument Business to an investor group led by former-CEO Dana Messina and Conn-Selmer President John Stoner, with Samick providing a portion of the financing for that investor group and acquiring a significant equity interest in the buyer. Mr. Kirkland advised the Company that he was no longer a member of the Management Bidders, and was not participating in this proposal. The press release noted that the transaction was subject to entering into definitive agreements and the receipt of committed financing, and that the special committee would be seeking alternative proposals.

Over the next several months, while continuing to engage with the Management Bidders and Samick with respect to the sale of the Band Instrument Business, and at the direction of the special committee, Allen & Co. contacted 65 parties to solicit potential interest in acquiring the entire Company or, in the alternative, the Company’s piano business or the Band Instrument Business. Of the parties contacted, three were strategic parties, eight were conglomerates focused on luxury brands and 54 were private equity groups. The parties contacted consisted of those parties believed to have the potential interest, financial resources and industry experience to engage in a potential strategic transaction with the Company. Of the 65 parties contacted, 18 entered into non-disclosure agreements and were provided with due diligence materials containing information about the Company, including access to a virtual data room.

In mid-March of 2012, Mr. J.S. Kim informed the special committee that Samick might have an interest in making a proposal to acquire the whole Company. On March 21, 2012, the Company Board (excluding Mr. J.S. Kim) acted unanimously by written consent to authorize the Company to grant Samick a waiver of the standstill provisions of the Subscription Agreement and the Rights Agreement (see the section entitled “Rights Agreement” beginning on page 29) to allow Samick to make a proposal to acquire the entire Company. On March 27, 2012, the Company and Samick entered into a waiver agreement pursuant to which the Company permitted Samick to make a confidential proposal to acquire all of the outstanding shares of Company Common Stock not already owned by Samick. At various times after March 2012, the special committee and/or the Company Board granted waivers to Samick or otherwise permitted Samick to submit a proposal to acquire additional shares or to acquire the entire Company, notwithstanding the standstill provisions.

Over the next several months, two private equity fund groups that had been contacted during the Company’s third-party solicitation process and had entered into non-disclosure agreements separately and serially engaged in extensive due diligence reviews of the Company based on initial indications of interest that ranged from $26.00 to $29.00 per share in cash. At the conclusion of their due diligence processes, neither group provided an actionable proposal for the Company’s consideration. In addition, Samick made preliminary, non-binding proposals to acquire the Company, but these proposals did not provide for committed financing or other detailed terms. Key issues for all interested parties included whether the Band Instrument Business could or would be sold as a condition precedent to a transaction involving the acquisition of the whole Company, the value attributable to the Company’s real estate interest in Steinway Hall (since it was highly relevant to the financing available for any transaction), business trends, and projected financial results for the Company and, for parties other than Samick, whether Samick would support a sale of the Company to a third party. During this period, the financial performance of the Band Instrument Business had improved. The special committee, after careful consideration of relevant factors in consultation with its legal and financial advisors, determined that it no longer considered the proposed sale of the Band Instrument Business on the terms set forth in the agreement in principle with the Management Bidders and Samick to be in the best interest of the Company’s stockholders at that time. The Company Board, after considering these relevant factors, agreed.

On December 26, 2012, following meetings of the special committee and the Company Board at which the Company’s potential strategic alternatives were reviewed and assessed, the Company issued a press release stating that, after careful consideration of the results of the strategic review process, the Company’s current business strategy, economic and marketplace considerations and the recommendation of the special committee, the Company Board had terminated its strategic alternatives evaluation process. In addition, the press release announced that in light of the then-current operating performance of the Band Instrument Business, the Company Board concluded that entering into a definitive agreement on the terms negotiated with the Management Bidders and Samick would not be in the best interests of the Company’s stockholders at that time and, accordingly, that the Company had terminated the agreement in principle and related discussions with the Management Bidders and Samick. On December 24, 2012, the closing price for Company Common Stock was $22.48 per share.

On March 12, 2013, as a result of its continuing review and assessment of the Company, Samick made a confidential proposal to the Company Board to acquire all outstanding shares of Company Common Stock that Samick did not already own for $25.00 per share in cash. Samick’s proposal confirmed that Samick had completed due diligence as a result of its involvement in the strategic process the prior year and included an executed commitment letter from a debt financing source. On March 11, 2013, the closing price for Company Common Stock was $22.73 per share.

On March 18, 2013, the Company Board held a meeting for the purpose, among others, of reviewing the terms of Samick’s March 12, 2013 proposal. Mr. J.S. Kim did not participate in the discussion of this matter. After Mr. J.S. Kim excused himself from the meeting, the remaining members of the Company Board formed a special committee consisting of directors David J. Lockwood, Kyle Kirkland and Edward Kim for the purpose of analyzing and evaluating Samick’s proposal and making a recommendation to the Company Board of what further steps, if any, the Company Board should take with respect to Samick’s proposal.

On March 19, 2013, the special committee held a meeting. Given, among other things, their familiarity with the Company’s previously terminated strategic process and their prior communications with Samick, the special committee re-engaged Skadden Arps and Allen & Co. as the special committee’s legal and financial advisors.

On March 25, 2013, the Company entered into a Purchase and Sale Agreement with 111 West 57th LH LLC, an unaffiliated third party, pursuant to which the Company agreed to sell its leasehold interest in Steinway Hall for $46 million in cash, continued occupancy of its retail operations on a rent-free basis for 14 months and a portion of a separate escrow account established to buy out the other tenants in the building.

On March 31, 2013, the Company received an unsolicited non-binding indication of interest from Party B to acquire the Company for between $26.00 and $28.00 per share in cash. Party B’s indication of interest appeared to be preliminary in nature, required substantial additional due diligence, requested reimbursement of certain of Party B’s transaction expenses, did not provide independent confirmation of available financing and did not result in further substantive discussions. On March 28, 2013, the closing price of Company Common Stock was $24.02 per share.

Between March 19, 2013 and April 29, 2013, the special committee and its representatives, assisted by its legal and financial advisors, negotiated with Samick and responded to Samick’s requests in connection with its confirmatory due diligence. On March 22, 2013, Skadden Arps provided a draft merger agreement to Samick’s counsel.

On April 29, 2013, the Company received a best and final non-binding proposal from Samick to acquire all outstanding shares of Company Common Stock that Samick did not already own for $26.50 per share in cash. Samick’s proposal included a description of its financing sources and a markup of the Company’s draft merger agreement that Samick’s counsel received from Skadden Arps on March 22, 2013. On April 26, 2013, the closing price of Company Common Stock was $24.67 per share.

In response to requests that Samick confirm that its April 29, 2013 proposal was Samick’s best and final offer, on April 30, 2013, the Company received an amended best and final non-binding proposal from Samick to acquire all outstanding shares of Company Common Stock that Samick did not already own for $27.00 per share in cash. Samick’s revised proposal again included a description of its financing sources and a markup of the Company’s draft merger agreement that Samick’s counsel received from Skadden Arps on March 22, 2013. On April 29, 2013, the closing price of Company Common Stock was $24.85 per share.

Also on April 30, 2013, the Company received a non-binding indication of interest from Kohlberg Management to acquire all outstanding shares of Company Common Stock for $29.00 per share in cash. The proposal included a draft debt commitment letter from a proposed financing source and was conditioned on the Company granting Kohlberg Management a 21-day exclusivity period. Kohlberg Management’s proposal noted that Mr. Messina was expected to become Chief Executive Officer of the Company upon the closing of the acquisition and that the proposal was made with Mr. Messina’s assistance. Kohlberg Management later reported that Mr. Messina was not providing any equity or other financing for the potential transaction and that there were no agreements or arrangements with Mr. Messina regarding his potential participation with Kohlberg Management in the proposed acquisition of the Company.

At a meeting on May 1, 2013 (which Mr. J.S. Kim and Mr. Messina did not attend because of their association with the Samick and Kohlberg offers, respectively), the Company Board, on the recommendation of the special committee, which had met earlier that day, determined to terminate discussions with Samick both because the Company Board believed that the price Samick was offering was inadequate and because Samick refused to agree to support an alternative superior proposal should one be presented.

Between May 6 and May 29, 2013, the special committee and the Company Board (without the participation by either Mr. J.S. Kim or Mr. Messina) discussed Kohlberg Management’s proposal and, at the direction of the Company Board, the special committee’s advisors held discussions with Kohlberg Management to gather additional information regarding its proposal.

On May 29, 2013, Party C submitted a non-binding indication of interest to acquire the Company for $31.50 per share in cash, conditioned on the Company granting Party C 30 days of exclusivity in which to finalize a transaction. Party C previously had been a potential co-bidder with one of the private equity firms that conducted due diligence but did not make an actionable proposal to acquire the Company in the strategic review process that the Company had undertaken during the prior year. Party C also provided documentation evidencing its proposed debt financing for the transaction.

Also on May 29, 2013, the Company Board held a meeting to discuss various matters, including the outstanding proposals received. At the meeting, after Mr. J.S. Kim and Mr. Messina left the meeting, the Company Board discussed reopening the Company’s strategic alternatives process. Representatives of Allen & Co. informed the Company Board of the proposal received earlier that day from Party C and summarized its main points, including that Party C was seeking 30 days of exclusivity. Upon the recommendation of the special committee, the Company Board approved inviting Kohlberg Management, Party C and Samick to participate in a confidential and non-exclusive strategic process for 30 days to permit each party to submit for the Company

Board’s consideration a proposal to acquire the Company. Since the Company recently had engaged in an extensive public strategic review process that did not result in any definitive acquisition proposals that the Company Board believed were attractive to the Company or its stockholders, which public process had been disruptive to the Company’s business, operations and personnel, and because it was anticipated that another public process would be similarly, if not more, disruptive (with no assurance that a definitive transaction would be reached), the Company Board determined that it was in the best interests of the Company and its stockholders to conduct a confidential strategic process with these potential acquirers. In conjunction with this decision, the Company Board approved Samick’s participation in this strategic process and allowed Samick to make a confidential proposal to acquire all of the outstanding shares of Company Common Stock not already owned by Samick, should Samick determine to do so, and charged the special committee to manage the strategic process, subject to final approval of the Company Board.

On June 3, 2013, at the direction of the special committee, Allen & Co. sent process letters to Samick, Party C and Kohlberg Management instructing them to provide a written markup of the Company’s draft merger agreement that followed the process letter by July 1, 2013 and to provide a final markup of the merger agreement, binding financing commitments and a final per share price for all outstanding shares of Company Common Stock by July 9, 2013. Also on June 3, 2013, the Company approved Samick contacting several additional debt financing sources in addition to those previously approved.

Between June 3, 2013 and June 29, 2013, under the direction of the special committee and with the assistance of its advisors, the Company provided supplemental due diligence materials to Party C, Samick and Kohlberg Management and also arranged meetings with management and tours of the Company’s facilities.

On June 12, 2013, Samick’s counsel informed Skadden Arps that it was evaluating whether Samick could make a bid in compliance with the confidentiality requirements mandated by the Company Board at the Company Board meeting held on May 29, 2013.

On June 18, 2013, Samick’s counsel informed Skadden Arps that Samick had not yet formed a position on whether it would make a proposal to acquire the Company, but that Samick’s counsel did not believe that Samick could make a bid in compliance with the confidentiality requirements mandated by the Company Board.

On June 21, 2013, Samick’s counsel informed Skadden Arps that it had definitively determined that Samick was not in a position to make a bid on a confidential basis during the current strategic process.

On June 27, 2013, Skadden Arps informed Samick’s counsel that Skadden Arps expected the Company Board at its next meeting to consider whether to make any changes to the Company’s current strategic process that could address Samick’s concerns about its ability to make a confidential bid in such process. Skadden Arps also advised Samick’s counsel that Samick should continue to take all necessary actions to be in a position to make a bid.

On June 27, 2013, the Company received a proposal from Party C to acquire all outstanding shares of Company Common Stock for $33.00 per share in cash. In its proposal, Party C stated that its offer would remain available for acceptance only until 8:00 p.m. New York City time on June 30, 2013. Also on June 27, 2013, Party C’s counsel delivered a draft of a proposed merger agreement to Skadden Arps. On June 26, 2013, the closing price of Company Common Stock was $29.31 per share. Between June 27, 2013 and June 29, 2013, Party C’s counsel and Skadden Arps had numerous discussions and negotiations to finalize the terms of a definitive merger agreement and related documentation.

On June 28, 2013, the Company consummated the previously announced sale of its leasehold interest in Steinway Hall to 111 West 57th LH LLC.

On June 29, 2013, the Company received a proposal from Kohlberg Management to acquire all outstanding shares of Company Common Stock for $35.00 per share in cash. In its proposal, Kohlberg Management stated

that its offer would expire at 12:00 noon New York City time on July 1, 2013. On that same day, Ropes & Gray LLP, legal counsel to Kohlberg Management (“Ropes & Gray”), delivered a draft of a proposed merger agreement to Skadden Arps. Between June 29, 2013 and June 30, 2013, Ropes & Gray and Skadden Arps had numerous discussions and negotiations to finalize the terms of a definitive merger agreement and related documentation.

On June 29, 2013, Skadden Arps delivered several revised drafts of the proposed merger agreement to each of Ropes & Gray and Party C’s counsel.

On the morning of June 30, 2013, the Company Board held a meeting to discuss the status of the transaction process with Party C and Kohlberg Management. Mr. J.S. Kim and Mr. Messina were not in attendance and did not participate. Skadden Arps provided the Company Board with a summary of both Party C’s and Kohlberg Management’s proposals and a comparison of the material terms of each party’s proposed merger agreement. The Company’s outside counsel, Gibson Dunn, reviewed the Company Board’s fiduciary duties in connection with the consideration of the proposed transactions. The Company Board determined that, because both Party C and Kohlberg Management made final proposals prior to the date specified in the June 3, 2013 process letter, each party should be given until 5:00 p.m. New York City time that day to present the Company Board with its best and final offer, which the Company Board would then compare and evaluate. The Company Board then recessed its meeting to enable each of Party C and Kohlberg Management to submit its best and final offer by the specified deadline.

In accordance with the Company Board’s directives, representatives of Allen & Co. contacted both Party C and Kohlberg Management and informed each party of the Company Board’s request that each party submit its best and final offer by the deadline established by the Company Board. Later that day, Party C’s counsel delivered an updated merger agreement to Skadden Arps specifying that Party C proposed to acquire all outstanding shares of Company Common Stock for $34.00 per share in cash. Kohlberg Management notified representatives of Allen & Co. that its June 29, 2013 proposal to acquire all outstanding shares of Company Common Stock for $35.00 per share in cash was its best and final offer.

After receiving best and final proposals from both Party C and Kohlberg Management, the Company Board, excluding Mr. J.S. Kim and Mr. Messina, returned from its recess at the previously specified time. Skadden Arps provided the Company Board with a summary of the updated proposals and a comparison of the material terms of the proposed merger agreements and related documentation. At the request of the Company Board, Skadden Arps and Allen & Co. also provided a summary of the Company’s strategic alternatives process to date. Allen & Co. then reviewed with the Company Board its financial analysis of the $35.00 per share cash consideration to be paid by Kohlberg Management and rendered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated June 30, 2013, to the effect that, as of that date and based on and subject to the matters described in the opinion, the $35.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Company Common Stock (other than Parent, Acquisition Sub and their respective affiliates, including Kohlberg Management) was fair, from a financial point of view, to such holders. The Company Board then considered and discussed various factors that favored approval of the proposed transaction with Kohlberg Management, including the factors summarized below under the caption “Reasons for the Recommendation of the Company Board” below. After further discussion, the disinterested directors of the Company Board, having determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interests of the stockholders of the Company, unanimously approved and declared advisable and in the best interest of the Company and its stockholders the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and directed the Company to prepare and file with the SEC a Schedule 14D-9 Tender Offer solicitation/recommendation statement recommending that the Company’s stockholders tender their shares in the Offer.

Following approval of the Merger Agreement by the Company Board, the Company, Parent and Acquisition Sub executed and delivered the Merger Agreement on June 30, 2013. The Company issued a press release announcing the execution of the Merger Agreement on July 1, 2013 before the opening of the market. On June 28, 2013, the last trading day prior to such announcement, the closing price of Company Common Stock was $30.43 per share.

As permitted by the terms of the Merger Agreement, the Company, with the assistance of the special committee’s legal and financial advisors, commenced a go-shop solicitation process to seek alternative proposals for the acquisition of all outstanding shares of Company Common Stock. The go-shop commenced on June 30, 2013 and will continue until 11:59 p.m., New York City time, on August 14, 2013. To facilitate this process, the Company provided waivers from all standstill provisions previously entered into that were still effective for any party that had expressed an interest in the Company and that had signed a confidentiality agreement containing standstill provisions. In addition, the Company provided a waiver of the standstill provision contained in the Subscription Agreement and the Rights Agreement to allow Samick to make a proposal on a non-confidential basis. As of July 14, 2013, a total of 64 parties were contacted, including Party A, Party B, Party C and other parties that had been contacted during the Company’s 2012 strategic process, other than those that indicated they would not have any interest in acquiring the Company, and ten parties have executed confidentiality agreements with the Company.

Reasons for the Recommendation of the Company Board.

The disinterested directors of the Company Board, at a meeting held on June 30, 2013, unanimously determined that the proposed transaction, including the Offer and the Merger, was advisable, fair to, and in the best interests of, the stockholders of the Company, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommended that the stockholders of the Company accept the Offer, tender their shares pursuant to the Offer and vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, if required by applicable law. In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the disinterested directors of the Company Board consulted with our senior management team, as well as our outside legal advisor and the special committee’s outside legal and financial advisors, and considered a number of factors, including the following material factors:

•

the proposed price of $35.00 per share to be paid in the Offer and the Merger represented a premium of approximately 33% based on the average closing price of Company Common Stock during the 90 trading days ended on June 28, 2013, and approximately 45% based on such average closing price during the 52-week period ended on June 28, 2013;

•	the financial condition and prospects of the Company and execution risk associated with our management’s business plan for the Company;

•	current economic conditions and market uncertainties and increased competition in recent years from a number of competitors in the musical instrument industry;

•

the Company had engaged in an extensive strategic process regarding a sale of all or part of the Company since July 2011 and the Merger Agreement with Parent and Acquisition Sub represented in the Company Board’s view the best value reasonably available for the Company’s stockholders;

•	two credible bidders were each given the opportunity to make best and final offers after the Company had received a definitive proposal from each bidder;

•

the opinion, dated June 30, 2013, of Allen & Co. to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $35.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Company Common Stock (other than Parent, Acquisition Sub and their respective affiliates, including Kohlberg Management), as more fully described below under the caption “Opinion of Allen & Company LLC”;

•	the relative certainty of completion of the proposed transaction;

•	the consideration payable in the proposed Offer and Merger is all cash and supported by committed financing;

•

the belief that the debt commitment letters represent a strong commitment on the part of MIHI LLC, Macquarie Capital (USA) Inc., Credit Suisse Securities (USA) LLC, Credit Suisse AG and General Electric Capital Corporation (the “Debt Commitment Parties”) with few conditions that would permit the commitment parties to terminate their respective commitments, together with the Company’s ability, under certain circumstances pursuant to the Merger Agreement, to enforce specifically the terms of the Merger Agreement, including obligations to pursue enforcement of debt financing commitments;

•

the belief that the Equity Commitment Letter represents a strong commitment on the part of Investor and the other affiliates of Kohlberg Management that are parties thereto with few conditions that would permit them to terminate their respective commitments, together with the Company’s ability, under certain circumstances pursuant to the Merger Agreement and the Equity Commitment Letter, to seek specific performance of the obligations of the parties thereto;

•

the Merger Agreement provides that, in the event of a failure of the Offer or the Merger to be consummated under certain circumstances in which the conditions to consummate the Offer have been satisfied, Parent will pay us a reverse termination fee of $31.15 million, without our having to establish any damages, and the Investor’s limited guaranty of such payment obligation pursuant to the Limited Guaranty;

•

the level of effort that Parent and Acquisition Sub must use under the Merger Agreement to obtain the proceeds of the financings on the terms and conditions described in the applicable commitment letter, including using their reasonable best efforts to enforce their rights under the agreements relating to the financing in the event that any of the financing sources decline to provide any portion of the financing;

•	the end date under the Merger Agreement allows for sufficient time to complete the Offer and the Merger;

•

the speed in which the transaction, as structured, can be consummated, providing added certainty that the Company’s stockholders will be able to receive the $35.00 per share cash consideration in a timely manner;

•

the Company Board’s review of the potential costs associated with executing the Merger Agreement, including change in control severance and related costs, as well as estimated advisor fees, which the Company Board concluded were reasonable and would not affect the advice from, or the work performed by, the Company’s senior management or advisors in connection with the Company Board’s evaluation of the Offer and the Merger;

•	the terms of the proposed Offer and Merger, including the existence of a “fiduciary out” and the Company Board’s ability to accept a Superior Proposal subject to a termination fee;

•	the existence of a go-shop period which allows the Company to seek, and interested parties to submit, acquisition proposals during the 45-day period following execution of the Merger Agreement;

•	the Merger Agreement permits the Company to grant waivers from any standstill provisions to which any previously interested parties may still be subject;

•

the Merger Agreement permits the Company to approve Samick making a proposal to acquire the Company notwithstanding the standstill provisions in the Subscription Agreement and the Rights Agreement, to make such a proposal on a non-confidential basis if required to do so under U.S. securities laws and if an alternative agreement were ultimately entered into with Samick, the lower termination fee applicable to parties that expressed an interest in the Company during the Go-Shop Period would be applicable; and

•	the availability of appraisal rights for holders of Company Common Stock who do not vote in favor of the proposed Merger.

The disinterested directors of the Company Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement and the Offer and the Merger, including the following (not in any relative order of importance):

•	the Company’s stockholders would lose the ability to participate in potential future growth of the Company;

•	the risk that the proposed Offer and Merger might not be completed, including due to failure to obtain the required debt financing for the transaction;

•	a taxable transaction was contemplated;

•

the announcement and pendency of the Offer and the Merger, or failure to complete the Offer or the Merger, may cause substantial harm to relationships with the Company’s employees, vendors and customers and may divert management and employee attention away from the day-to-day operation of our business;

•	restrictions on the Company’s conduct of business between signing and closing; and

•

the payment of a termination fee and/or expense reimbursement of up to $2 million upon certain circumstances (including upon the Company’s termination of the Merger Agreement and acceptance of a Superior Proposal).

The foregoing discussion of the information and factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Company Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Company Board based its recommendation on the totality of the information presented.

In considering the recommendation of the Company Board with respect to the proposal to adopt the Merger Agreement, you should be aware that our directors and executive officers have interests in the Merger that are different from, or in addition to, yours. The Company Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending that the Merger Agreement be adopted by the stockholders of the Company. See the section entitled “Arrangements with Current Executive Officers, Directors and Affiliates of the Company” beginning on page 3.

Financial Forecasts.

The Company does not, as a matter of course, publicly disclose long-term forecasts or projections as to future performance, earnings or other results. The Company’s management provided certain unaudited forecasts (the “Financial Forecasts”) regarding the Company’s future operations to the Company Board and special committee for their evaluation in connection with the Offer and the Merger. The Financial Forecasts were also provided to Allen & Co. for use in connection with its financial analysis and opinion to the Company Board.

The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Neither the Company’s independent auditors, nor any other independent public accounting firm has compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor has expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts herein should not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company. The Financial Forecasts should not be regarded as an indication that any of the Company, Parent or any of their respective affiliates, advisors or other representatives, considered, or now considers, them to be necessarily predictive of actual future results, and the Financial Forecasts should not be relied upon as such. None of the Company, Parent or any of their respective affiliates, advisors or other representatives makes any representation or warranty regarding the ultimate performance of the Company relative to the Financial Forecasts.

The Financial Forecasts were prepared in June 2013 based on information available at that time using various assumptions and estimates. The assumptions and estimates may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates underlying the information contained in the Financial Forecasts involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company, including but not limited to, the ability to increase production to meet anticipated demand, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect the effects of the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Financial Forecasts constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information contained in the Financial Forecasts will be achieved, and actual results may materially differ. The Financial Forecasts cover multiple years and such information by its nature becomes less certain with each successive year.

The following is a summary of the Financial Forecasts:

($ in millions)	FY 2013E(1)		FY 2014E(1)		FY 2015E(1)
Revenue, Total	$379.0		$412.7		$443.0
Revenue for the Piano Segment	$239.3		$264.7		$290.5
Revenue for the Band Segment	$139.7		$148.0		$152.5
Adjusted EBITDA(2), Total	$52.4	(3)	$66.7	(4)	$74.0	(5)
Adjusted EBITDA for the Piano Segment (6)	$36.2		$50.3	(7)	$56.6	(7)
Adjusted EBITDA for the Band Segment (6)	$16.3		$16.4	(7)	$17.4	(7)
Unlevered Free Cash Flow(8)	$17.5		$21.0		$32.0

(1)	FY 2013E forecasts were based on the Company’s 2013 budget as a public company, as updated to reflect actual year-to-date results. FY 2014E and FY 2015E forecasts were based on the Company’s three-year projections as a private company, unchanged for actual 2013 year-to-date results.
(2)	Adjusted EBITDA as used in these financial projections is a financial measure that is not presented in accordance with GAAP, and is calculated as earnings before net interest expense, income taxes, depreciation and amortization (“EBITDA”) as adjusted to exclude non-recurring, infrequent, or unusual items. Adjusted EBITDA as presented is adjusted to exclude the ongoing loss from operating Steinway Hall as well as the impact of the Steinway Hall sale.
(3)	FY 2013E Adjusted EBITDA includes estimated annual public company expenses.
(4)	Adjusted from approximately $71.1 million of Adjusted EBITDA in a private company scenario to approximately $66.7 million of Adjusted EBITDA in a public company scenario, factoring in $4.4 million of estimated annual public company expenses.
(5)	Adjusted from approximately $78.4 million of Adjusted EBITDA in a private company scenario to approximately $74.0 million of Adjusted EBITDA in a public company scenario, factoring in $4.4 million of estimated annual public company expenses.
(6)	Segment Adjusted EBITDA is adjusted to include corporate overhead costs allocated based on the percentage of revenue contribution of each segment.
(7)	Segment Adjusted EBITDA for FY 2014E and FY 2015E include estimated annual public company costs of $4.4 million allocated based on the percentage of revenue contribution of each segment.

(8)	Unlevered Free Cash Flow as used in these financial projections is a financial measure that is not presented in accordance with GAAP, and is calculated as net cash (used in) provided by operating activities less capital expenditures adjusted to exclude non-recurring, infrequent, or unusual items. Unlevered Free Cash Flow was calculated and considered on a consolidated, not a segment by segment, basis.

Except as may be required by applicable securities laws, none of the Company, Parent or any of their respective affiliates, advisors or other representatives intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events.

Opinion of Allen & Company LLC.

The special committee of the Company Board engaged Allen & Co. as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, the special committee requested that Allen & Co. evaluate and render an opinion to the Company Board regarding the fairness, from a financial point of view, of the $35.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Company Common Stock (other than Parent, Acquisition Sub and their respective affiliates, including Kohlberg Management). On June 30, 2013, at a meeting of the Company Board held to evaluate the Offer and the Merger, Allen & Co. rendered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated June 30, 2013, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $35.00 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Company Common Stock (other than Parent, Acquisition Sub and their respective affiliates, including Kohlberg Management) was fair, from a financial point of view, to such holders.

The full text of Allen & Co.’s written opinion, dated June 30, 2013, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this document as Annex I. Allen & Co.’s opinion was intended for the benefit and use of the Company Board (in its capacity as such) in connection with its evaluation of the $35.00 per share cash consideration from a financial point of view and does not address any other aspect of the Offer or the Merger. Allen & Co.’s opinion does not constitute a recommendation as to the course of action that the Company Board (or any committee thereof) should pursue in connection with the Offer or the Merger, or otherwise address the merits of the underlying decision by the Company to engage in the Offer and the Merger, including in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage. The opinion does not constitute advice or a recommendation to any stockholder as to whether any stockholder should tender shares of Company Common Stock in the Offer or how any stockholder should act on any matter relating to the Offer or the Merger.

Allen & Co. was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger or that any given consideration constituted the only appropriate consideration in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger were determined through negotiations between the Company and Kohlberg Management, and the decision to enter into the Offer and the Merger was solely that of the Company Board. Allen & Co.’s opinion and financial analysis were only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger. Allen & Co.’s opinion as expressed in its opinion letter reflected and gave effect to Allen & Co.’s general familiarity with the Company as well as information which it received during the course of its engagement, including information provided by the Company’s management in the course of discussions relating to the Offer and the Merger as more fully described below. In arriving at its opinion, Allen & Co. neither conducted a physical inspection of the properties or facilities of the Company nor made or obtained any evaluations or appraisals of the assets or liabilities, contingent or otherwise, of the Company, or conducted any analysis concerning the solvency of the Company.

In arriving at its opinion, Allen & Co., among other things:

•	reviewed the financial terms and conditions of the Merger Agreement, as reflected in an execution version, dated as of June 30, 2013, of the Merger Agreement;

•

reviewed certain publicly available historical business and financial information related to the Company, including the Company’s public filings and historical market prices and trading volumes for Company Common Stock;

•	reviewed certain internal financial statements and other financial and operating data of the Company provided by the Company’s management;

•	reviewed certain internal financial projections relating to the Company prepared by the Company’s management;

•	held discussions with the Company’s management relating to the past and current operations and financial condition and prospects of the Company;

•

reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses which Allen & Co. deemed relevant in evaluating the Company;

•	reviewed and analyzed certain publicly available financial information relating to selected transactions which Allen & Co. deemed relevant in evaluating the Offer and the Merger; and

•	conducted such other financial analyses and investigations as Allen & Co. deemed necessary or appropriate for the purposes of its opinion.

In rendering its opinion, Allen & Co. relied on and assumed, with the Company’s consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to Allen & Co. from public sources, provided to Allen & Co. by the Company or its representatives or otherwise reviewed by Allen & Co. With respect to financial projections relating to the Company utilized in Allen & Co.’s analyses, Allen & Co. assumed, with the Company’s consent, that they were reasonably prepared in good faith reflecting the best currently available estimates and judgments of the Company’s management as to the future operating and financial performance of the Company. Allen & Co. assumed no responsibility for and expressed no view or opinion as to such financial projections or the assumptions on which they were based.

Further, Allen & Co.’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Allen & Co. as of, the date of its opinion. As the Company was aware, the credit, financial and stock markets have experienced significant volatility and Allen & Co. expressed no opinion or view as to any potential effects of such volatility on the Company or the Offer and the Merger. It should be understood that subsequent developments may affect the conclusion expressed in Allen & Co.’s opinion and that Allen & Co. assumed no responsibility for advising any person of any change in any matter affecting its opinion or for updating or revising its opinion based on circumstances or events occurring after the date of its opinion.

Allen & Co. did not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation payable to any officers, directors or employees of any party to the Offer or the Merger, or any class of such persons or any other party, relative to the cash consideration to be received in the Offer and the Merger or otherwise. Allen & Co. also did not express any opinion as to the prices at which Company Common Stock might trade at any time.

In addition, Allen & Co. did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did Allen & Co.’s opinion address any legal, regulatory, tax or accounting matters, as to which Allen & Co. understood that the Company obtained such advice as it deemed necessary from qualified professionals. Allen & Co. assumed, with the Company’s consent, that the Offer and the Merger would be consummated in accordance with the terms and conditions set forth in the Merger Agreement and related documents and that all governmental, regulatory or other consents necessary for the consummation of the Offer and the Merger as contemplated by the Merger Agreement would be obtained without adverse effect on the Company, the Offer or the Merger. Allen & Co. also assumed, with the Company’s consent, that the final executed Merger Agreement would not differ in any material respect from the execution version reviewed by Allen & Co.

Allen & Co.’s opinion was limited to the fairness, from a financial point of view and as of the date of its opinion, of the cash consideration to be received in the Offer and the Merger, taken together, by holders of Company Common Stock (other than Parent, Acquisition Sub and their respective affiliates, including Kohlberg Management). Allen & Co.’s opinion did not address any other aspect or implication of the Offer and the Merger, including, without limitation, the form or structure of the Offer or the Merger or any aspects or implications of any other agreement, arrangement or understanding entered into in connection with the Offer, the Merger or otherwise.

This summary is not a complete description of Allen & Co.’s opinion or the financial analyses performed and factors considered by Allen & Co. in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Allen & Co. arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Allen & Co. believes that its financial analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of such analyses or factors, could create a misleading or incomplete view of the processes underlying Allen & Co.’s analyses and opinion.

In performing its financial analyses, Allen & Co. considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the Company’s control. No company, business or transaction used in the financial analyses is identical to the Company, its business or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the financial analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies or business segments analyzed.

The assumptions and estimates contained in Allen & Co.’s financial analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, financial analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the assumptions and estimates used in, and the results derived from, Allen & Co.’s financial analyses are inherently subject to substantial uncertainty.

The following is a summary of the material financial analyses reviewed with the Company Board in connection with Allen & Co.’s opinion dated June 30, 2013. The financial analyses summarized below include information presented in tabular format. In order to fully understand Allen & Co.’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Allen & Co.’s analyses.

Sum-of-the-Parts Selected Companies Analysis

In performing a selected companies analysis of the Company, Allen & Co. reviewed publicly available financial and stock market information of eight selected publicly traded companies that Allen & Co. considered generally relevant as they are musical instruments companies or otherwise are small-cap companies with businesses involving hobby or leisure products. The companies selected consisted of five small-cap companies which operate in the leisure industry, referred to as the selected small-cap leisure companies, and three companies which operate in the musical instruments industry, referred to as the selected musical instruments companies (collectively with the selected small-cap leisure companies, the “Selected Companies”), as noted below:

Selected Small-Cap Leisure Companies	Selected Musical Instruments Companies
• Beneteau SA • La-Z-Boy Incorporated • Accell Group N.V. • Arctic Cat Inc. • Johnson Outdoors Inc.	• Yahama Corporation • Roland Corporation • Kawai Musical Instruments Manufacturing Co. Ltd.

Allen & Co. reviewed, among other information, enterprise values, calculated as equity values based on closing stock prices on June 28, 2013, plus net debt, unfunded pension liability and non-controlling interest net of value of unconsolidated assets to the extent available, as multiples of calendar year 2012 actual and calendar year 2013 estimated EBITDA. The overall low to high calendar year 2012 actual and calendar year 2013 estimated EBITDA multiples observed for the Selected Companies were 6.5x to 16.5x and 4.8x to 13.8x, respectively, with observed median calendar year 2012 actual and calendar year 2013 estimated EBITDA multiples of 9.9x and 7.6x, respectively, for the selected small-cap leisure companies, and 7.3x and 4.9x, respectively, for the selected musical instruments companies. Allen & Co. then applied selected ranges of calendar year 2012 actual and calendar year 2013 estimated EBITDA multiples derived from the Selected Companies of 9.75x to 10.25x and 7.25x to 7.75x, respectively, to the calendar year 2012 actual and calendar year 2013 estimated Adjusted EBITDA of the Company’s piano segment and 7.00x to 7.50x and 5.25x to 5.75x, respectively, to the calendar year 2012 actual and calendar year 2013 estimated Adjusted EBITDA of the Company’s band segment. Estimated financial data of the Company were based on internal forecasts and other estimates of the Company’s management. Estimated financial and operating data of the Selected Companies were based on public filings, publicly available research analysts’ estimates and other publicly available information. This analysis indicated the following approximate overall implied per share equity reference range for the Company, as compared to the per share consideration in the Offer and the Merger:

Implied Per Share Equity Value Reference Range	Per Share Consideration in Offer and Merger
$26.43 – $32.49	$35.00

Sum-of-the-Parts Selected Precedent Transactions Analysis

In performing a selected precedent transactions analysis of the Company, Allen & Co. reviewed, to the extent publicly available, financial information relating to 21 selected transactions that Allen & Co. considered generally relevant as they were transactions involving target companies that were musical instruments companies or otherwise were small-cap companies with businesses involving hobby or leisure products. The transactions selected consisted of 17 transactions involving small-cap target companies in the leisure industry, referred to as the selected small-cap leisure transactions, and four transactions involving target companies in the musical instruments industry, referred to as the selected musical instruments transactions (collectively with the selected small-cap leisure transactions, the “Selected Transactions”), as noted below:

Announcement Date	Acquiror	Target
Small-Cap Leisure Transactions

May 2013	• Alliant Techsystems, Inc.	• Savage Sports Corp.
April 2012	• Accell Group NV	• Raleigh Cycle Ltd.
March 2012	• TaylorMade-adidas Golf Company	• Adams Golf, Inc.
September 2011	• Pon Holdings BV	• Derby Cycle AG
July 2011	• Aurelius AG	• HanseYachts AG
May 2010	• Clarus Corp.	• Black Diamond Equipment, Ltd.
March 2010	• Puma AG	• Cobra Golf Incorporated
May 2008	• L Capital Management SAS	• Princess Yachts International PLC
February 2008	• Kohlberg & Company, L.L.C.	• Bauer Performance Sports Ltd.
February 2008	• Dorel Industries Inc.	• Cannondale Bicycle Corporation
November 2007	• MCH Iberian Capital	• Gamo Outdoor S.L.
October 2007	• Dunlop Sports Co. Ltd.	• Cleveland Golf Company
August 2007	• Charlesbank Capital Partners, LLC	• MasterCraft Boat Company
April 2007	• Jarden Corporation	• Pure Fishing, Inc.
April 2007	• Jarden Corporation	• K2 Inc.
January 2007	• Pamlico Capital Management, L.P.	• Crosman Corporation
February 2006	• Riddell Bell Holdings Inc.	• Easton Sports Inc.

Musical Instruments Transactions

March 2012	• Management, Fondations Capital S.A. & CDC Enterprises	• Buffet Crampon SAS
October 2007	• Fender Musical Instruments Corporation	• KMC Music, Inc.
June 2006	• Hyundai Development Company	• Young Chang Akki Ltd.
April 2006	• Sycamore Networks, Inc.	• Allen Organ Company L.L.C.

Allen & Co. reviewed enterprise values, calculated as the purchase prices paid for the target companies in the Selected Transactions plus net debt, unfunded pension liability and non-controlling interest net of value of unconsolidated assets to the extent available, as multiples of such target companies’ latest 12 months revenue and EBITDA. The overall low to high latest 12 months revenue multiples observed for the Selected Transactions were 0.4x to 1.8x, with observed median latest 12 months revenue multiples of 1.0x for the selected small-cap leisure transactions and 0.9x for the selected musical instruments transactions. The overall low to high latest 12 months EBITDA multiples observed for the Selected Transactions were 5.5x to 11.0x, with observed median latest 12 months EBITDA multiples of 9.5x for the selected small-cap leisure transactions and 8.2x for the selected musical instruments transactions. Allen & Co. then applied latest 12 months revenue and EBITDA multiples derived from the Selected Transactions of 1.0x and 9.5x, respectively, to the latest 12 months revenue and Adjusted EBITDA of the Company’s piano segment, and 0.9x and 8.2x, respectively, to the latest 12 months revenue and Adjusted EBITDA of the Company’s band segment. Estimated financial data of the Company were based on internal forecasts and other estimates of the Company’s management. Financial data of the Selected Transactions were based on publicly available research analysts’ estimates, public filings, publicly available research analysts’ estimates and other publicly available information.

This analysis indicated the following approximate implied per share equity reference range for the Company, as compared to the per share consideration in the Offer and the Merger:

Implied Per Share Equity Value Reference Range	Per Share Consideration in Offer and Merger
$23.84 – $32.58	$35.00

Discounted Cash Flow Analysis

In performing a discounted cash flow analysis of the Company, Allen & Co. calculated the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the six-month period ending December 31, 2013 through the full calendar year ending December 31, 2015 based on internal forecasts and other estimates of the Company’s management. Allen & Co. calculated terminal values for the Company by applying to the Company’s estimated calendar year 2015 Adjusted EBITDA a selected range of terminal value EBITDA multiples of 6.0x to 7.5x. The cash flows and terminal values were then discounted to present value (as of June 30, 2013) using discount rates ranging from 10.4% to 11.6%. This analysis indicated the following approximate implied per share equity reference range for the Company as compared to the per share cash consideration in the Offer and the Merger:

Implied Per Share Equity Value Reference Range	Per Share Consideration in Offer and Merger
$29.54 – $36.94	$35.00

Other Factors

Allen & Co. observed certain additional factors that were not considered part of Allen & Co.’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•

the historical trading performance of Company Common Stock during the 52-week period ended June 28, 2013, which reflected low to high closing prices for Company Common Stock during such period of approximately $21.15 to $30.43 per share; and

•

publicly available financial and stock market information of the following six selected companies in the luxury conglomerates and mid-cap to large-cap leisure industries:  (i) LVMH Moët Hennessy—Louis Vuitton; (ii) Compagnie Financière Richemont SA; (iii) Kering (formerly known as Pinault-Printemps-Redoute or PPR); (iv) Harley-Davidson Inc.; (v) Brunswick Corporation; and (vi) Amer Sports Oyj, which reflected overall low to high calendar year 2012 actual and calendar year 2013 estimated EBITDA multiples of 8.7x to 14.0x and 8.4x to 12.7x, respectively.

Miscellaneous

The special committee of the Company Board selected Allen & Co. to act as its financial advisor in connection with the Offer and the Merger based on Allen & Co.’s reputation and experience. Allen & Co., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. In the ordinary course of business, Allen & Co. as a broker-dealer and market maker and certain of its affiliates may invest or have long or short positions, either on a discretionary or non-discretionary basis, for their own account or for those of Allen & Co.’s clients, in the debt and equity securities, or related derivative securities, of the Company, Kohlberg Management and their respective affiliates. The issuance of Allen & Co.’s opinion was approved by Allen & Co.’s fairness opinion committee.

For a description of the terms of Allen & Co.’s engagement, see the discussion under “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” below.

Intent to Tender.

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors (other than Mr. J.S. Kim) currently intend to tender or cause to be tendered pursuant to the Offer all shares of Company Common Stock held of record or beneficially owned by such persons, except that the Company has been informed that certain of its executive officers and directors may instead from time to time prior to the expiration of the Offer sell, transfer or otherwise dispose of some or all of their shares in open market transactions or otherwise for tax planning purposes. The foregoing does not include any shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted share.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

In connection with Allen & Co.’s financial advisory services in connection with the Offer and the Merger, the Company has agreed to pay Allen & Co. an aggregate cash fee currently estimated to be approximately $8.4 million, $1.0 million of which was payable upon delivery of Allen & Co.’s opinion (regardless of the conclusion expressed in such opinion or successful consummation of the Offer or the Merger) and approximately $7.4 million of which is contingent upon consummation of the Offer. The Company also has agreed to reimburse Allen & Co. for its reasonable expenses and to indemnify Allen & Co. and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. During the two-year period prior to the date of Allen & Co.’s opinion, no financial advisory or similar investment banking services unrelated to the Offer and the Merger were provided by Allen & Co. to the Company or, as each of Kohlberg Management and Allen & Co. has informed the Company, Kohlberg Management, for which Allen & Co. received fees. Additionally, Kohlberg Management has informed the Company that, to the best of its knowledge, no such services were provided by Allen & Co. during such period to any of Kohlberg Management’s controlled affiliates or controlled portfolio companies.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Except in the ordinary course of business in connection with the Company’s employee benefit plans and other than issuances by the Company of Company Common Stock upon the exercise of stock options held by 11 employees at exercise prices ranging from $11.20 to $32.03, no transactions in the Company Common Stock have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, including with respect to any negotiations that may be ongoing in respect of the activities during the Go-Shop Period the disclosure of which would jeopardize the continuation of the negotiations, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, including with respect to any negotiations that may be ongoing in respect of the Go-Shop Period the disclosure of which would jeopardize the continuation of the negotiations, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, Company Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Appraisal Rights.

No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, each holder of shares of Company Common Stock (that did not tender such shares in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL (“Section 262”), will be entitled to receive a judicial determination of the fair value of the holder’s shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) (“Appraisal Shares”), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for shares held by such holder. In determining the fair value of the Appraisal Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of Company Common Stock, including, among other things, asset values and earning capacity. The value so determined could be more or less than the purchase price per share pursuant to the Offer or the consideration per share to be paid in the Merger.

In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern on the date of the merger,” and must be included in the appraisal process. Since any such judicial determination of the fair value of the Appraisal Shares could be based upon considerations other than or in addition to the price paid pursuant to the Offer and Merger and the market value of the shares, stockholders should recognize that the value so determined could be higher or lower than the price paid pursuant to the Offer or the Merger. Holders of Company Common Stock should note that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the price paid in the Offer and Merger.

At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the rights provided under Section 262. Notwithstanding the foregoing, if any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Company Common Stock will thereupon be deemed to have been converted as of the Effective Time into the right to receive the merger consideration, without any interest thereon, in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger by the date set forth in the appraisal notice to be delivered to the holders of the shares as provided in the DGCL.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell shares in the Offer will not be entitled to exercise appraisal rights.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who beneficially owns 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Company Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Merger Agreement and the Offer.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, the Company and Parent will, and are required by the Merger Agreement to, grant such approvals and take such actions as are reasonably necessary to consummate the Offer, the Merger or the transactions contemplated by the Merger Agreement as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Parent might be unable to accept for payment any shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Parent may not be obligated to accept for payment any shares tendered.

Antitrust Review.

United States Antitrust Compliance

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of shares of Company Common Stock pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

Parent and the Company have filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division relating to the proposed acquisition of the Company.

At any time before or after Parent’s acquisition of shares of Company Common Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the shares pursuant to the Offer or seeking the divestiture of shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

German Antitrust Compliance

Under German merger control law, the acquisition of shares of Company Common Stock in the Offer and the Merger may not be completed until the Federal Cartel Office (“FCO”) has cleared the transaction or the waiting period of one month after submission of a complete notification has expired without the FCO having prohibited the transaction. The Company and Investor anticipate filing the required premerger filing with the FCO on or about July 15, 2013, and the waiting period with respect to the Offer and the Merger is scheduled to expire on August 15, 2013, unless earlier terminated by the FCO and absent an investigation commenced by the FCO. The commencement of such formal investigation will extend the waiting period up to four months (five months if conditions or remedies are proposed by the parties) from the date of receipt by the FCO of the complete notification; further extensions of the waiting period would only be possible with the consent of the parties or in the event that the parties do not properly comply with their duty to provide information upon request from the FCO. The completion of the Offer and the Merger without German merger control clearance could result in administrative penalties and would be deemed invalid under German law. If the FCO determines that the acquisition of shares of Company Common Stock in the Offer or the Merger would significantly impede effective competition, in particular if it leads to the creation or strengthening of a dominant market position, it may prohibit the acquisition of shares of Company Common Stock in the Offer or the Merger or impose other conditions or remedies, including divestitures.

Rights Agreement.

In connection with the Merger Agreement, the Company entered into Amendment No. 2 to the Rights Agreement on June 30, 2013 (the “Rights Agreement Amendment”), which amended the Rights Agreement dated September 26, 2011, as amended by Amendment No. 1 to Rights Agreement dated February 20, 2013, by and between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”). The Rights Agreement Amendment provides that the Merger Agreement and related transactions, including the consummation of the Offer and the Merger and any related transactions, will not cause the rights to become exercisable or cause any of the other protective features afforded to the Company under the Rights Agreement to come into effect. Under the Rights Agreement Amendment, no party to the Merger Agreement or the related transactions shall be deemed to be the Beneficial Owner (as defined in the Rights Agreement) of any Company Common Stock held by any other party solely by virtue of the approval, execution, delivery and/or the existence of the Merger Agreement or the related transactions or the performance of such party’s rights and obligations under the Merger Agreement or the related transactions. The Rights Agreement Amendment further provides that all Rights (as defined in the Rights Agreement) established under the Rights Agreement shall automatically expire immediately prior to the closing of the Offer.

Short-Form Merger.

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of stock of a subsidiary, the parent corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of either entity. Accordingly, pursuant to the Merger Agreement, in the event that, following completion of the Offer, Acquisition Sub owns at least 90% of the outstanding shares of Company Common Stock, including shares acquired in any subsequent offering period, through the exercise of the Top-Up Option or otherwise, Acquisition Sub, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of the Company’s stockholders, in accordance with Section 253 of the DGCL.

Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company granted Acquisition Sub an irrevocable option (the “Top-Up Option”), exercisable on the terms and conditions set forth in the Merger Agreement, to purchase newly issued, fully paid and nonassessable shares of Company Common Stock at the Offer Price in an amount equal to the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock directly or indirectly owned by Parent and Acquisition Sub at the time of exercise of the Top-Up Option, shall constitute one share more than ninety percent of the shares of Company Common Stock outstanding on a “fully diluted basis” immediately after the issuance of such shares.

The Top-Up Option may not be exercised to the extent that the number of Top-Up Option shares exceeds that number of shares of Company Common Stock authorized and unissued (treating shares owned by the Company as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option. The Top-Up Option shall be exercisable only once, in whole but not in part. The obligation of the Company to issue and deliver the Top-Up Option shares upon the exercise of the Top-Up Option is subject to the condition that no applicable law shall be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of such shares.

The Merger Agreement provides that following the Offer and the exercise, if any, of the Top-Up Option, each of the parties to the Merger Agreement shall take all necessary and appropriate actions to cause the Merger to become effective immediately following the closing of the purchase of the shares pursuant to the Top-Up Option, without a stockholders’ meeting, in accordance with Section 253 of the DGCL.

Stockholder Litigation.

On July 10, 2013, a putative stockholder class action entitled Tillo v. Steinway Musical Instruments, Inc., et al., C.A. No. 8713 was filed in the Court of Chancery of the State of Delaware. The complaint alleges that the directors of the Company breached their fiduciary duties to the Company’s public stockholders because, among other things, they allegedly failed to obtain for the Company’s public stockholders the highest value available for the Company in the marketplace and allegedly failed to take steps to maximize the value of the Company to its public stockholders. The complaint also alleges that Kohlberg & Company, L.L.C., Parent, Acquisition Sub and Investor aided and abetted those alleged violations. The plaintiff purports to bring this action on behalf of a class of Company stockholders, and seeks relief that includes, among other things, an order enjoining the solicitation of stockholder votes relating to the Offer and the Merger, rescinding the Offer, directing the directors of the Company to account for damages suffered and awarding payment of plaintiff’s attorneys’ fees and costs.

Forward-Looking Statements.

This document contains forward-looking statements with respect to the Offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the Offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the Offer to differ materially include the following:  the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Parent is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated July 15, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Acquisition Sub filed with the SEC on July 15, 2013).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Acquisition Sub filed with the SEC on July 15, 2013).*

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Acquisition Sub filed with the SEC on July 15, 2013).*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Acquisition Sub filed with the SEC on July 15, 2013).*

(a)(1)(E)	Form of Summary Advertisement as published in the Wall Street Journal on July 15, 2013 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Acquisition Sub filed with the SEC on July 15, 2013).

(a)(5)(A)	Joint Press Release issued by the Company and Kohlberg & Company, L.L.C., dated July 1, 2013 (incorporated by reference to the Company’s Current Report Form 8-K filed with the SEC on July 2, 2013).

(a)(5)(B)	Letter to Company Employees from Michael T. Sweeney, Chief Executive Officer of the Company (incorporated by reference to the Schedule 14D-9C filed with the SEC on July 1, 2013).

(a)(5)(C)	Outline for Senior Management Discussion with Employees re: Kohlberg Acquisition (incorporated by reference to the Schedule 14D-9C filed with the SEC on July 1, 2013).

(a)(5)(D)	Employee Questions & Answers (incorporated by reference to the Schedule 14D-9C filed with the SEC on July 3, 2013).

(a)(5)(E)	Letter to the Dealers and Partners of Steinway & Sons from Christopher W. Anderson, Partner of Kohlberg & Company, L.L.C., dated July 12, 2013 (incorporated by reference to the Schedule 14D-9C filed with the SEC on July 12, 2013).

(a)(5)(F)	Letter to the Dealers and Partners of Conn-Selmer from Christopher W. Anderson, Partner of Kohlberg & Company, L.L.C., dated July 12, 2013 (incorporated by reference to the Schedule 14D-9C filed with the SEC on July 12, 2013).

(a)(5)(G)	Opinion of Allen & Company LLC, dated June 30, 2013 (included as Annex I to this Schedule 14D-9).*

(e)(1)	Agreement and Plan of Merger, date June 30, 2013, by and among the Company, Parent and Acquisition Sub (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on July 2, 2013).*

(e)(2)	Limited Guaranty, dated as of June 30, 2013 by Kohlberg Investors VII, L.P. in favor of the Company (incorporated by reference to Exhibit (d)(6) to the Schedule TO of Acquisition Sub filed with the SEC on July 15, 2013).

Exhibit Number	Description

(e)(3)	Commitment Letter, dated July 15, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc., MIHI LLC, Macquarie Capital (USA) Inc., Credit Suisse Securities (USA) LLC and Credit Suisse AG (incorporated by reference to Exhibit (b)(1) to the Schedule TO of Acquisition Sub filed with the SEC on July 15, 2013).

(e)(4)	Commitment Letter, dated June 30, 2013, by and among KSTW Holdings, Inc., KSTW Acquisition, Inc. and General Electric Capital Corporation (incorporated by reference to Exhibit (b)(2) to the Schedule TO of Acquisition Sub filed with the SEC on July 15, 2013).

(e)(5)	Equity Commitment Letter, dated June 30, 2013, by and among Kohlberg Investors VII, L.P., KSTW Holdings, Inc. and KSTW Acquisition, Inc. (incorporated by reference to Exhibit (b)(3) to the Schedule TO of Acquisition Sub filed with the SEC on July 15, 2013).

(e)(6)	Rights Agreement dated September 26, 2011, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to the Company’s Form 8-A12G filed with the SEC on September 27, 2011).

(e)(7)	Amendment No. 1 to Rights Agreement dated February 20, 2013, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 22, 2013).

(e)(8)	Amendment No. 2 to Rights Agreement dated June 30, 2013, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on July 2, 2013).

(e)(9)	Confidentiality Agreement, dated May 9, 2013, by and between the Company and Kohlberg Management VII, L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Acquisition Sub filed with the SEC on July 15, 2013).

(e)(10)	Amended and Restated 1996 Stock Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002).

(e)(11)	2006 Stock Compensation Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on July 17, 2007).

(e)(12)	2006 Employee Stock Purchase Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on July 17, 2007).

(e)(13)	Employment Agreement dated May 1, 2011 by and between Steinway, Inc. and Ronald Losby (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 3, 2011).

(e)(14)	Employment Agreement Amendment dated December 21, 2012 by and between Steinway, Inc. and Ronald Losby (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 26, 2012).

(e)(15)	Employment Agreement dated May 1, 2011 by and between the Company and Dennis M. Hanson (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 3, 2011)

(e)(16)	Employment Agreement Amendment dated December 21, 2012 by and between the Company and Dennis M. Hanson (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 26, 2012).

(e)(17)	Employment Agreement dated October 24, 2011 by and between the Company and Mr. Michael T. Sweeney (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 25, 2011).

Exhibit Number	Description

(e)(18)	Employment Agreement dated December 20, 2011 between Conn-Selmer, Inc. and John M. Stoner, Jr. (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 23, 2011).

(e)(19)	Subscription Agreement dated November 5, 2009 by and between the Company and Samick Musical Instruments Co., Ltd. (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on November 5, 2009).

(e)(20)	Amendment No.1 to Subscription Agreement dated February 20, 2013 by and between the Company and Samick Musical Instruments Co., Ltd. (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 22, 2013).

(e)(21)	Restated Certificate of Incorporation of the Company, dated August 21, 1996 (incorporated by reference to the Company’s Annual Report on Form 10-K for the quarter ended December 31, 1996).

(e)(22)	Amended and Restated Bylaws, dated September 25, 2011 (incorporated by reference to the Company’s Form 8-K filed with the SEC on September 28, 2011).

*	Included in materials mailed to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEINWAY MUSICAL INSTRUMENTS, INC.

By:	/s/ Michael T. Sweeney
Name:	Michael T. Sweeney
Title:	President and Chief Executive Officer

Dated:  July 15, 2013

[LETTERHEAD OF ALLEN & COMPANY LLC]

June 30, 2013

The Board of Directors

Steinway Musical Instruments, Inc.

800 South Street, Suite 305

Waltham, MA 02453

Members of the Board of Directors:

We understand that KSTW Holdings, Inc., a Delaware limited liability company (“Parent”), KSTW Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Acquisition Sub”), each of which is an affiliate of Kohlberg & Company, L.L.C. (“Kohlberg”), and Steinway Musical Instruments, Inc., a Delaware corporation (“Steinway”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Parent will acquire Steinway. The Agreement provides, among other things, that (i) Parent will cause Acquisition Sub to commence a tender offer (the “Offer”) to purchase all outstanding shares of the common stock, par value $0.001 per share, of Steinway (“Steinway Common Stock”) at a purchase price of $35.00 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Offer, Acquisition Sub will be merged with and into Steinway (the “Merger” and, together with the Offer, the “Transaction”) and each outstanding share of Steinway Common Stock not previously tendered will be converted into the right to receive the Consideration.

As you know, Allen & Company LLC (“Allen”) has acted as financial advisor to the Special Committee of the Board of Directors of Steinway in connection with the proposed Transaction. In connection with our engagement, Allen has been asked to render an opinion to the Board of Directors of Steinway (the “Board”) as to the fairness, from a financial point of view, of the Consideration to be received in the Transaction by holders of Steinway Common Stock (other than Parent, Acquisition Sub and their respective affiliates, including Kohlberg). For such services, Steinway has agreed to pay to Allen a cash fee contingent upon the consummation of the Offer (the “Transaction Fee”) and Steinway also has agreed to pay to Allen a cash fee upon delivery of this opinion (the “Opinion Fee”), which Opinion Fee will be creditable against the Transaction Fee. No portion of the Opinion Fee is contingent upon either the conclusion expressed in this opinion or successful consummation of the Transaction. Steinway also has agreed to reimburse Allen’s reasonable expenses and to indemnify Allen against certain liabilities arising out of our engagement.

Allen, as part of our investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. In the ordinary course, Allen as a broker-dealer and market maker and certain of its affiliates may invest or have long or short positions, either on a discretionary or

The Board of Directors

Steinway Musical Instruments, Inc.

June 30, 2013

non-discretionary basis, for their own account or for those of Allen’s clients, in the debt or equity securities (or related derivative securities) of Steinway, Kohlberg or their respective affiliates. The issuance of this opinion has been approved by Allen’s fairness opinion committee.

Our opinion as expressed herein reflects and gives effect to our general familiarity with Steinway as well as information which we received during the course of our engagement, including information provided by the management of Steinway in the course of discussions relating to the Transaction as more fully described below. In arriving at our opinion, we neither conducted a physical inspection of the properties or facilities of Steinway nor made or obtained any evaluations or appraisals of the assets or liabilities (contingent or otherwise) of Steinway, or conducted any analysis concerning the solvency of Steinway.

In arriving at our opinion, we have, among other things:

(i)	reviewed the financial terms and conditions of the Agreement, as reflected in an execution version, dated as of June 30, 2013, of the Agreement;

(ii)	reviewed certain publicly available historical business and financial information related to Steinway, including Steinway’s public filings and historical market prices and trading volumes for Steinway Common Stock;

(iii)	reviewed certain internal financial statements and other financial and operating data of Steinway provided by the management of Steinway;

(iv)	reviewed certain internal financial projections relating to Steinway prepared by the management of Steinway;

(v)	held discussions with the management of Steinway relating to the past and current operations and financial condition and prospects of Steinway;

(vi)	reviewed and analyzed certain publicly available information, including certain stock market data and financial information, relating to selected companies with businesses we deemed relevant in evaluating Steinway;

(vii)	reviewed and analyzed certain publicly available financial information relating to selected transactions we deemed relevant in evaluating the Transaction; and

(viii)	conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

In rendering our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information available to us from public sources, provided to us by Steinway or its representatives or otherwise reviewed by us. With respect to financial

The Board of Directors

Steinway Musical Instruments, Inc.

June 30, 2013

projections relating to Steinway utilized in our analyses, we have assumed, with your consent, that they have been reasonably prepared in good faith reflecting the best currently available estimates and judgments of the management of Steinway as to the future operating and financial performance of Steinway. We assume no responsibility for and express no view or opinion as to such financial projections or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have experienced significant volatility and we express no opinion or view as to any potential effects of such volatility on Steinway or the Transaction. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.

It is understood that this opinion is intended for the benefit and use of the Board (in its capacity as such) in connection with its evaluation of the Transaction. This opinion does not constitute a recommendation as to the course of action that the Board (or any committee thereof) or Steinway should pursue in connection with the Transaction, or otherwise address the merits of the underlying decision by Steinway to engage in the Transaction, including in comparison to other strategies or transactions that might be available to Steinway or in which Steinway might engage. This opinion does not constitute advice or a recommendation to any stockholder as to whether any stockholder should tender shares of Steinway Common Stock in the Offer or how any stockholder should act on any matter relating to the Transaction. We do not express any opinion as to the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation payable to any officers, directors or employees of any party to the Transaction, or any class of such persons or any other party, relative to the Consideration or otherwise. We also are not expressing any opinion as to the prices at which Steinway Common Stock may trade at any time.

In addition, we do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, regulatory, tax or accounting matters, as to which we understand that Steinway obtained such advice as it deemed necessary from qualified professionals. We have assumed, with your consent, that the Transaction will be consummated in accordance with the terms and conditions set forth in the Agreement and related documents and that all governmental, regulatory or other approvals or consents necessary for the consummation of the Transaction as contemplated by the Agreement will be obtained without adverse effect on Steinway or the Transaction. We also have assumed, with your consent, that the final executed Agreement will not differ in any material respect from the execution version reviewed by us.

Our opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Consideration to be received in the Transaction by holders of Steinway Common Stock (other than Parent, Acquisition Sub and their respective affiliates, including Kohlberg).

The Board of Directors

Steinway Musical Instruments, Inc.

June 30, 2013

Our opinion does not address any other aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction or any aspects or implications of any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Steinway Common Stock (other than Parent, Acquisition Sub and their respective affiliates, including Kohlberg) is fair, from a financial point of view, to such holders.

Very truly yours, ALLEN & COMPANY LLC

By:	/s/ Stanley S. Shuman
Stanley S. Shuman Managing Director

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